UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Ashford Hospitality Trust, Inc.
2.	Name of Person Relying on Exemption: Cygnus Capital, Inc.
3.	Address of Person Relying on the Exemption: 3060 Peachtree Road NW, Suite 1080 Atlanta, GA 30305
4.	Written Material. The following written materials are attached: Press release, dated October 5, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital, Inc. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital, Inc. and its affiliates.

PLEASE NOTE: Cygnus Capital, Inc. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Cygnus Capital, Inc. Calls Out Ashford Hospitality Trust, Inc.’s Board for Removing Approval of Charter Amendment as a Condition to Highly Dilutive and Unnecessary Exchange Offers

Urges Stockholders to hold Board Accountable and Vote Against Both Proposals at Special Meeting

•	If AHT receives more votes For than Against on the proposal required by the NYSE to issue up to ~126 million shares of common stock at AHT’s special meeting scheduled for Tuesday, October 6, 2020, AHT can proceed with diluting common stockholders if there is significant participation in the exchange offers by preferred stockholders.
•	Common stockholders need to affirmatively vote “AGAINST” ALL proposals at the special meeting, not just abstain from voting, to limit the dilution of the exchange offers on existing common stockholders.

ATLANTA, GEORGIA, October 5, 2020 /PRNewswire/-- Cygnus Capital, Inc. (together with its affiliates, “Cygnus Capital”), one of the largest stockholders of Ashford Hospitality Trust, Inc. (the “Company” or “AHT”) (NYSE:AHT), beneficially owning approximately 8.3% of the Company’s outstanding common stock, today responded to the recent amendments made by AHT to the highly dilutive exchange offers of preferred stock into common stock that could dilute existing common stockholder by ~94%. Cygnus Capital notes that while the proposal to amend AHT’s corporate charter, which would force the conversion of all preferred stock into common stock if more than 66 2/3% of each series of preferred stock and the common stock approve of the amendment (the “Charter Amendment”), is no longer a condition to consummating the exchange offers, AHT can still significantly dilute common stockholders if the proposal required by the NYSE to issue up to ~126 million shares (or significantly more than 20% of the outstanding, which triggers the stockholder approval requirement) is approved (the “NYSE Proposal”) at tomorrow’s special meeting of stockholders.

The NYSE Proposal remains a condition to consummating the exchange offers and needs to fail to reduce the dilution of common stockholders. If the NYSE Proposal fails, AHT will not be permitted to issue more than 20% of the outstanding common stock. The NYSE Proposal requires the approval of a simple majority of more votes cast For than Against the proposal. Accordingly, every vote counts and AHT common stockholders must affirmatively vote AGAINST both the Charter Proposal and NYSE Proposal to avoid significant dilution at tomorrow’s special meeting of stockholders.

Cygnus Capital urges AHT common stockholders to vote AGAINST ALL proposals at AHT’s special meeting. If you have already voted For the special meeting proposals, you have every legal right to change your vote. Vote AGAINST ALL special meeting proposals today!

About Cygnus Capital, Inc.

Cygnus Capital, Inc. is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus Capital is able to target superior, absolute returns for its investors. Cygnus Capital and its affiliates own in the aggregate 58,489 shares of the Company’s Series D Preferred Stock, 135,564 shares of the Company’s Series F Preferred Stock, 160,284 shares of the Company’s Series G Preferred Stock, 197,413 shares of the Company’s Series H Preferred Stock, and 153,651 shares of the Company’s Series I Preferred Stock.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital and its affiliates.

PLEASE NOTE: Cygnus Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Source:

Christopher Swann

CEO, Cygnus Capital, Inc.

cswann@cygnuscapital.com

(404) 465-3685